EXHIBIT 99.1

Galapagos Receives Transparency Notifications from Bank of America

Mechelen, Belgium; November 26, 2025, 07:30 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received transparency notifications from Bank of America.

Pursuant to Belgian transparency legislation1, Galapagos received transparency notifications on November 18 and November 19, 2025, from Bank of America Corporation indicating that it positively crossed the threshold of 5% of Galapagos’ voting rights on November 12, 2025 following an acquisition of Galapagos’ voting rights and equivalent financial instruments, and then subsequently fell below this threshold on November 14, 2025 following the disposal of such instruments.

On November 14, 2025, the Bank of America Corporation (taking into account the holding of its affiliates) owned 103,534 voting rights and 2,159,259 equivalent financial instruments, representing together 3.43% of Galapagos’ currently outstanding 65,897,071 shares, versus 168,924 voting rights and 3,295,951 equivalent financial instruments, representing together 5.26%, in the previous notification.

Summary of the transactions:

Date on which the threshold was crossed	Date of notification	Direct voting rights after the transaction	Equivalent financial instruments after the transaction	Total
November 12, 2025	November 18, 2025	0.26%	5.00%	5.26%
November 14, 2025	November 19, 2025	0.16%	3.28%	3.43%

Content of the notifications from Bank of America Corporation:
The notification dated November 19, 2025 contains the following information:

  Date of notification: November 19, 2025
  Date on which the threshold is crossed: November 14, 2025
  Threshold of voting rights crossed downwards (in %): 5%
  Notification by: Bank of America Corporation
  Denominator: 65,897,071
  Reason for the notification: Acquisition or disposal of financial instruments that are treated as voting securities
  Notified details:

A) Voting Rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Bank of America Corporation	0	0		0.00%
Bank of America, National Association	12,568	12,476		0.02%
Merrill Lynch International	65,070	66,430		0.10%
Managed Account Advisors LLC	3	3		0.00%
BofA Securities, Inc.	76,700	10,042		0.02%
Merrill Lynch, Pierce, Fenner & Smith Incorporated	14,462	14,462		0.02%
U.S. Trust Company of Delaware	121	121		0.00%
Subtotal	168,924	103,534		0.16%
	TOTAL	103,534	0	0.16%	0.00%

B) Equivalent financial instruments	After the transaction
Holder of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Merrill Lynch International	Right to Recall			195,533	0.30%	physical
BofA Securities, Inc.	Rights of Use			1,796,975	2.73%	physical
Merrill Lynch International	Rights of Use			8,679	0.01%	physical
Merrill Lynch International	Physical Call Option	19/06/2026		100,000	0.15%	physical
Bank of America, National Association	Swaps	15/10/2027		27	0.00%	cash
Bank of America, National Association	Swaps	15/06/2026		12,500	0.02%	cash
Merrill Lynch International	Swaps	30/04/2026		18,790	0.03%	cash
Merrill Lynch International	Swaps	02/07/2026		717	0.00%	cash
Merrill Lynch International	Swaps	15/10/2027		27	0.00%	cash
Merrill Lynch International	Swaps	01/11/2027		162	0.00%	cash
Merrill Lynch International	Swaps	15/06/2026		12,500	0.02%	cash
Merrill Lynch International	Swaps	30/01/2026		169	0.00%	cash
Merrill Lynch International	Swaps	17/11/2025		12,521	0.02%	cash
Merrill Lynch International	Swaps	28/08/2026		659	0.00%	cash
	TOTAL			2,159,259	3.28%

TOTAL (A&B)	# of voting rights	% of voting rights
	2,262,793	3.43%

The chain of control has been described at the end of the notification (section 11) and can be found here.

The notification dated November 18, 2025 contains the following information:

  Date of notification: November 18, 2025
  Date on which the threshold is crossed: November 12, 2025
  Threshold of voting rights crossed upwards (in %): 5%
  Notification by: Bank of America Corporation
  Denominator: 65,897,071
  Reason for the notification: Acquisition or disposal of voting securities or voting rights and acquisition or disposal of financial instruments that are treated as voting securities
  Notified details:

A) Voting Rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Bank of America Corporation		0	0	0.00%	0.00%
Bank of America, National Association		12,568	0	0.02%	0.00%
Merrill Lynch International		65,070	0	0.10%	0.00%
Managed Account Advisors LLC		3	0	0.00%	0.00%
BofA Securities, Inc.		76,700	0	0.12%	0.00%
Merrill Lynch, Pierce, Fenner & Smith Incorporated		14,462	0	0.02%	0.00%
U.S. Trust Company of Delaware		121	0	0.00%	0.00%
Subtotal		168,924		0.26%
	TOTAL	168,924	0	0.26%	0.00%

B) Equivalent financial instruments	After the transaction
Holder of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Merrill Lynch International	Right to Recall			196,491	0.30%	physical
BofA Securities, Inc.	Rights of Use			2,936,452	4.46%	physical
Merrill Lynch International	Rights of Use			4,089	0.01%	physical
Merrill Lynch International	Physical Call Option	19/06/2026		100,000	0.15%	physical
Merrill Lynch International	Swaps	30/04/2026		19,220	0.03%	cash
Bank of America, National Association	Swaps	15/06/2026		12,500	0.02%	cash
Merrill Lynch International	Swaps	02/07/2026		744	0.00%	cash
Merrill Lynch International	Swaps	15/06/2026		12,500	0.02%	cash
Merrill Lynch International	Swaps	30/01/2026		1,434	0.00%	cash
Merrill Lynch International	Swaps	17/11/2025		12,521	0.02%	cash
	TOTAL			3,295,951	5.00%

TOTAL (A&B)	# of voting rights	% of voting rights
	3,364,875	5.26%

The chain of control has been described at the end of the notification (section 11) and can be found here.

For further information, contact Galapagos:
Investor Relations
Glenn Schulman

+1 412 522 6239
ir@glpg.com

Corporate Communications
Marieke Vermeersch
+32 479 490 603

media@glpg.com

Visit us at www.glpg.com or follow us on LinkedIn or X.

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market and regarding miscellaneous provisions, as amended from time to time.